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               [Letterhead of Lazard Brothers & Co., Limited]


29 July 1997

                 GENERAL ELECTRIC CAPITAL CORPORATION ("GE CAPITAL") RECOMMENDED CASH OFFER FOR CENTRAL TRANSPORT RENTAL GROUP PLC ("CTR")

SUMMARY

- The boards of GE Capital and CTR announce the terms of a recommended cash offer for CTR to be made by Lazard Brothers on behalf of GE Capital.

- The Offer will be 16 pence for each CTR Share and 48 pence for each CTR ADS, valuing the current issued share capital of CTR at approximately L118 million.

- The Offer represents a premium of approximately 129 per cent. to the Closing Price of 7 pence per CTR Share and a premium of approximately 132 per cent. to the Closing Price of 34.4 cents per CTR ADS on 28 July 1997.

- GE Capital has received irrevocable undertakings to accept the Offer from directors of CTR in respect of their holdings of 20,000 CTR Shares and options over a further 2 million CTR Shares. In addition, other shareholders have undertaken to accept the offer in respect of 264.8 million CTR Shares and 21.3 million CTR ADSs (representing 44.5 per cent. of CTR's current issued share capital).

- The board of GE Capital believes the acquisition of CTR represents an exceptional opportunity which will benefit the customers of both TIP Europe, a wholly owned subsidiary of GE Capital active in commercial trailer rental, leasing and sales, and CTR. CTR is a well positioned company with capable, experienced employees and the support of GE Capital will allow it to reach its full potential.

Commenting on the Offer, Todd Bradley, Vice President of GE Capital, said:

"We are excited by the opportunity of combining the strengths and industry expertise of CTR and TIP Europe which will enable us to provide even better services to our customers over a broader geographical area supported by the financial strength, technology and service expertise of GE Capital."

Commenting on the Offer, Ian Clubb, Chairman of CTR, said:

"The Offer represents good value for CTR shareholders and the combination of the two companies creates an opportunity to extend our services for vehicle rental customers in Europe."

The board of CTR, which has been so advised by Deutsche Morgan Grenfell, its financial adviser, considers the terms of the Offer to be fair and reasonable. In providing advice to the board of CTR, Deutsche Morgan Grenfell has taken account of the commercial assessments of the directors of CTR. The directors of CTR will unanimously recommend all holders of CTR Shares and CTR ADSs to accept the Offer.

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The Conditions of the Offer are set out in Appendix I. Appendix III contains definitions of certain expressions used in this announcement.

This summary should be read in conjunction with the attached announcement.

ENQUIRIES:

GE CAPITAL

Christopher Mackenzie (Vice President)      0171 302 6125
R.Todd Bradley (Vice President)             0171 302 6066
Mary Horne (Manager of Communications)      (001) 203 357 6978

LAZARD BROTHERS                             0171 588 2721

David Anderson

HILL AND KNOWLTON (UK) LIMITED              0171 413 3000

Elizabeth Ballard
Andrew Marshall

CTR                                         01494 477 000

Ian Clubb (Chairman)
David Howell (Finance Director)

DEUTSCHE MORGAN GRENFELL                    0171 545 8000

Robert Leitao
Roger Brazg

COLLEGE HILL                                0171 457 2020

Richard Pearson

The Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of CTR Shares or CTR ADSs in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction of the United States, the securities laws or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer will be made on behalf of GE Capital by Lazard Freres &
Co. LLC, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Lazard Brothers, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for GE Capital and for no one else in connection with the Offer and will not be responsible to anyone other than GE Capital for providing the protections afforded to its customers nor for giving advice in relation to the Offer.

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Deutsche Morgan Grenfell, which is regulated in the United Kingdom by The
Securities and Futures Authority Limited, is acting for CTR and for no one else in connection with the Offer and will not be responsible to anyone other than CTR for providing the protections afforded to its customers nor for giving advice in relation to the Offer.

                 GENERAL ELECTRIC CAPITAL CORPORATION ("GE CAPITAL") RECOMMENDED CASH OFFER FOR CENTRAL TRANSPORT RENTAL GROUP PLC ("CTR")

1. INTRODUCTION

The boards of GE Capital and CTR announce the terms of a recommended cash offer to be made by Lazard Brothers on behalf of GE Capital, to acquire the whole of the issued and to be issued share capital of CTR.

The offer will be 16 pence for each CTR Share and 48 pence for each CTR ADS, valuing the current issued share capital of CTR at approximately L118 million.

The board of CTR, which has been so advised by Deutsche Morgan Grenfell, its financial adviser, considers the terms of the Offer to be fair and reasonable. In providing advice to the board of CTR, Deutsche Morgan Grenfell has taken account of the commercial assessments of the directors of CTR. The directors of CTR will unanimously recommend all holders of CTR Shares and CTR ADSs to accept the Offer, as they have irrevocably undertaken to do in respect of their personal holdings of 20,000 CTR Shares and options in respect of a further 2 million CTR Shares. In addition, other shareholders have undertaken to accept the Offer in respect of 264.8 million CTR Shares and 21.3 million CTR ADSs (representing 44.5 per cent. of CTR's current issued share capital). The undertakings from such other shareholders will cease to be binding if a higher competing offer is announced.

2. THE OFFER

The Offer will be subject to the Conditions which will, together with the further terms of the Offer, appear in the Offer Document and will be made by Lazard Brothers, on behalf of GE Capital, on the following basis:

    for each CTR Share       16 pence; and

    for each CTR ADS         48 pence.


The Offer values the current issued share capital of CTR at approximately L118 million. The Offer represents a premium of approximately 129 per cent. to the Closing Price of 7 pence per CTR Share and a premium of approximately 132 per cent. to the Closing Price of 34.4 cents per CTR ADS, on 28 July 1997.

The settlement procedure with respect to the Offer will be consistent with UK practice. However, with regard to the date of payment, the consideration under the Offer will be paid promptly in accordance with the US tender offer rules.

The Offer will be subject to the applicable requirements of both the City Code in the United

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Kingdom and the United States federal securities laws, except to the extent that exemptive relief has been granted by the SEC.

CTR Securities will be acquired by GE Capital fully paid and free from all liens, equities, charges, encumbrances and other interests, together with all rights now or hereafter attaching thereto, including without limitation, the right to receive and retain all dividends and other distributions declared, made or paid hereafter. The Conditions are set out in Appendix I to this announcement.

The Initial Offer Period is expected to expire at 3 p.m. (London time), 10 a.m. (New York City time) on the Business Day following the 20th Business Day from the date of the Offer Document, unless the Initial Offer Period is extended. At the end of the Initial Offer Period, the Offer will be extended for a Subsequent Offer Period of at least 14 calendar days. Holders of CTR Securities will have withdrawal rights during the Initial Offer Period, but not during the Subsequent Offer Period.

3. INFORMATION ON THE GE CAPITAL GROUP

GE Capital, an indirect wholly owned subsidiary of General Electric Company (not connected with the UK company of a similar name), is a substantial diversified financial services company. GE Capital's activities include equipment management, mid-market financing, specialised financing, speciality insurance and consumer services.

One of GE Capital's equipment management businesses is TIP Europe, which is a leading commercial trailer rental, leasing and sales company.

General Electric Company is a diversified manufacturing, technology and services company with operations worldwide. In the year ended 31 December 1996, General Electric Company's consolidated revenues were $79 billion and net earnings were $7 billion.

4. INFORMATION ON CTR

The CTR Group is engaged in transportation equipment rental/leasing, operating substantial trailer rental fleets in Europe. It focuses upon the provision of operating leases on several types of trailers, together with other related value-added services, including maintenance and damage protection.

CTR operates 132 depots, with a total fleet of approximately 22,500 trailers, in nine European countries. The CTR Group's principal markets are the United Kingdom, Germany, France, Holland and Belgium, and 26 of these depots and some 8,850 trailers are located in the United Kingdom.

As at 30 April 1997, CTR had total assets of L307.7 million, net debt of L223.2 million and shareholders funds of L32.9 million. For the twelve months ended 30 April 1997, CTR generated turnover from continuing activities of L110.9 million, operating profits before exceptional items of L15.2 million, and profit before tax of L5.8 million.

The CTR Group's principal markets remain very competitive, although the CTR Group is continuing to benefit from the effects of its financial restructuring. Trading since the financial year end has been in line with expectations and with the continuation of the positive performance seen in the second half of the financial year ended 30 April 1997.

5. BACKGROUND TO THE OFFER

The board of GE Capital believes the acquisition of CTR represents an exceptional opportunity which will benefit the customers of both TIP Europe, a wholly owned subsidiary of GE Capital active in commercial trailer rental, leasing and sales, and CTR. CTR is a well positioned company with capable, experienced employees and the support of GE Capital will allow it to reach its full potential.

6. REGULATION

The Offer is subject to certain regulatory consents and confirmations being obtained. Approaches by GE Capital to relevant regulatory authorities in connection with the Offer will include a submission to the Office of Fair Trading and notification to the German Federal Cartel Office and the Belgian Competition Service.

7. ENVIRONMENTAL CONDITION

The Offer is subject to certain conditions relating to environmental matters being satisfied.

8. CTR SHARE SCHEMES

The Offer will extend to any fully paid CTR Shares which are unconditionally allotted or issued while the Offer is open for acceptance, including those unconditionally allotted or issued pursuant to the exercise of options under the CTR Share Schemes.

Appropriate proposals will be made in due course to the participants in the CTR Share Schemes if the Offer becomes or is declared unconditional in all respects.

9. DIRECTORS, MANAGEMENT AND EMPLOYEES

CTR is a well positioned company with capable and experienced employees. GE Capital has given assurances to the board of CTR that the existing employment rights of all CTR employees, and the existing pension rights of pensioners and deferred pensioners of the CTR Group, will be fully safeguarded.

10. HOLDINGS IN CTR

Neither GE Capital, nor any of its directors, nor, so far as GE Capital is aware, any party acting in concert with GE Capital, owns or controls any CTR Securities or holds any options to purchase CTR Securities or holds any derivatives referenced to CTR Securities.

11. CERTAIN CTR INDEBTEDNESS

Under the terms of the CTR Group's existing US public bond indebtedness of $238.5 million, upon a change of control of CTR (which will occur in connection with the Offer upon the commencement of the Subsequent Offer Period), CTR will be required to make an offer to repurchase such bond indebtedness at a price equal to the principal amount thereof, plus accrued and unpaid interest to the date of payment, together with a premium thereon. In addition, CTR will be required to repay the amounts outstanding under its existing bank indebtedness, together with a premium thereon, upon a change of control of CTR (which will occur in connection with the Offer upon the commencement of the Subsequent Offer Period).

12. GENERAL

(a) The Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of CTR Shares or CTR ADSs in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction of the United States, the securities laws or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer will be made on behalf of GE Capital by Lazard Freres & Co. LLC or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

(b) Lazard Brothers, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for GE Capital and no one else in connection with the Offer and will not be responsible to anyone other than GE Capital for providing the protections afforded to its customers nor for giving advice in relation to the Offer

(c) Deutsche Morgan Grenfell, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for CTR and no one else in connection with the Offer and will not be responsible to anyone other than CTR for providing the protections afforded to its customers nor for giving advice in relation to the Offer.

(d) The Offer Document will be posted within five Business Days from the date hereof and will be available for inspection at the offices of Slaughter and May, 35 Basinghall Street, London, EC2.

The definitions of certain expressions used in this announcement are contained in Appendix III.

This announcement does not constitute an invitation to purchase any securities.


                                      APPENDIX I

                               CONDITIONS OF THE OFFER


The Offer, which will be made by Lazard Brothers on behalf of GE Capital, will comply with the rules and regulations of the London Stock Exchange and the City Code and will be governed by English law and be subject to the jurisdiction of the English courts. In addition, the Offer will be subject to the applicable requirements of the United States federal securities laws (except to the extent that exemptive relief has been granted by the SEC).


The Offer will be subject to the following Conditions:

    (a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London Time), 10.00 a.m. (New York City time) on the Business Day after the 20th Business Day following the date of the Offer Document (or such later time(s) and/or date(s) as GE Capital may, subject to the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as GE Capital may decide) in nominal value of the CTR Securities to which the Offer relates, provided that this Condition shall not be satisfied unless GE Capital and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, CTR Securities carrying, in aggregate, more than 50 per cent. of the voting rights then normally exercisable at general meetings of CTR. For the purposes of this Condition:

         i) any CTR Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry upon issue; and

         (ii) the expression "CTR Securities to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act;

              Provided that, unless GE Capital determines otherwise, this Condition (a) can only be treated as satisfied at a time when all of the other Conditions in paragraphs (b) to (k) are either satisfied or waived;

    (b) the Office of Fair Trading in the United Kingdom indicating, in terms reasonably satisfactory to GE Capital, that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of CTR by GE Capital, or any matter arising there from or related thereto, to the Monopolies and Mergers Commission;

    (c) the German Federal Cartel Office indicating, in terms reasonably satisfactory to GE Capital, that it does not intend to prohibit the proposed acquisition of CTR by GE Capital or impose remedial conditions which GE Capital reasonably considers unsatisfactory;

    (d) the Belgian Competition Council indicating, in terms reasonably satisfactory to GE Capital, that it does not intend to prohibit the proposed acquisition of CTR by GE Capital;

    (e) there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the wider CTR Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which, in consequence of the Offer, or the proposed acquisition by GE Capital of any shares or other securities in CTR or because of a change in the control or management of CTR or otherwise, could result in (to an extent which is material in the context of the wider CTR Group taken as a whole):

         (i) any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member being or becoming repayable or capable of being declared repayable immediately or earlier than its stated maturity date or repayment date or the ability of any such member to borrow money or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

         (ii) any agreement, arrangement, licence, permit, franchise or instrument or the rights, liabilities, obligations or interests of any member of the wider CTR Group being terminated or modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

        (iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

         (iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security interest, whenever arising or having arisen, becoming enforceable;

         (v) the rights, liabilities, obligations or interests of any member of the wider CTR Group in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, modified or affected;

         (vi) the financial or trading position or prospects of any member of the wider CTR Group being prejudiced or adversely affected; or

        (vii) any member of the wider CTR Group ceasing to be able to carry on business under any name under which it presently does so;

              and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the wider CTR Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (vii) of this paragraph (e) to an extent which is material in the context of the wider CTR Group taken as a whole;

    (f) no government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order or having taken any other steps which would or could reasonably be expected to:

         (i) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the wider GE Capital Group or any member of the wider CTR Group of all or any portion of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses (or any of them) or to own any of their respective assets or properties or, any part thereof in any such case to an extent which is material in the context of the wider GE Capital Group or, if applicable, the wider CTR Group (and in each case taken as a whole);

         (ii) require, prevent or materially delay the divestiture by any member of the wider GE Capital Group of any shares or other securities in CTR;

        (iii) impose any limitation on, or result in a delay in, the ability of any member of the wider GE Capital Group or the wider CTR Group, directly or indirectly, to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in any member of the wider CTR Group or the wider GE Capital Group or to exercise management control over any such member in any such case to an extent which is material in the context of the wider GE Capital Group or, if applicable, the wider CTR Group (and in each case taken as a whole);

         (iv) otherwise adversely affect the business, assets, profits or prospects of any member of the wider GE Capital Group or of any member of the wider CTR Group in any such case to an extent which is material in the context of the wider GE Capital Group or if applicable, the wider CTR Group (in each case taken as a whole);

         (v) make the Offer or its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control of CTR by any member of the wider GE Capital Group void, illegal, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, materially restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional material conditions or obligations with respect thereto;

         (vi) require any member of the wider GE Capital Group or the wider CTR Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider CTR Group or the wider GE Capital Group owned by any third party; or

        (vii) impose any limitation on the ability of any member of the wider GE Capital Group or the wider CTR Group to co-ordinate its business, or any part of it, with the businesses of any other members of either group in any such case to an extent which is material in the context of the wider GE Capital Group or, if applicable, the wider CTR Group (and in each case taken as a whole);

    (g) all applicable waiting and other time periods during which any Third Party could, in respect of the Offer, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any relevant jurisdiction which could be material in the context of the Offer having expired, lapsed or been terminated;

    (h) all necessary filings or applications having been made in connection with the Offer and all statutory or regulatory obligations in any applicable jurisdiction having been complied with in connection with the Offer or the acquisition, directly or indirectly, by any member of the wider GE Capital Group of any shares or other securities in, or control of, CTR and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by GE Capital for or in respect of the Offer or the proposed acquisition of any shares or other securities in, or control of, CTR by any member of the wider GE Capital Group having been obtained in terms and in a form reasonably satisfactory to GE Capital from all appropriate Third Parties or from any persons with whom any member of the wider CTR Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the wider CTR Group, remaining in full force and effect and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Offer becomes otherwise unconditional (in any such case with respect to contractual arrangements which are material in the context of the CTR Group taken as a whole);

    (i) except as publicly announced by CTR prior to the date of this announcement or disclosed in the accounts or the Form 20-F of CTR for the year ended 30 April 1997, no member of the wider CTR Group having, since 30 April 1997 to an extent which is material in the context of the CTR Group taken as a whole:

         (i) save as between CTR and wholly-owned subsidiaries of CTR or for CTR Shares issued pursuant to the exercise of options granted under the CTR Share Schemes prior to the date of this announcement, issued, authorised or proposed the issue of additional shares of any class;

         (ii) save as between CTR and wholly-owned subsidiaries of CTR or for the grant of options under the CTR Share Schemes prior to the date of this announcement, issued or authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

        (iii) other than to another member of the CTR Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution;

         (iv) save for intra-CTR Group transactions, merged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any asset or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any such merger, acquisition, disposal, transfer, mortgage, charge or security interest (in each case other than in the ordinary course of business);

         (v) save for intra-CTR Group transactions made or authorised or proposed or announced an intention to propose any change in its loan capital;

         (vi) issued, authorised or proposed the issue of any debentures or (save for intra-CTR Group transactions) incurred or increased any indebtedness or contingent liability or become subject to any contingent liability;

        (vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

       (viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or entered into or changed the terms of any contract with any director or senior executive;

         (ix) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which is or is likely to be materially restrictive to the businesses of any member of the wider CTR Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business;

         (x) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

         (xi) made or agreed or consented to any change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

        (xii) waived or compromised any claim other than in the ordinary course of business; or

       (xiii) entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

              and, for the purposes of paragraphs (iv), (v) and (vi) of this Condition, the term "CTR Group" shall mean CTR and its wholly-owned subsidiaries;

    (j) since 30 April 1997 and save as disclosed in the accounts or the Form 20-F of CTR for the year ended 30 April 1997, or publicly announced by CTR prior to the date of this announcement:

         (i) no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the wider CTR Group which is material in the context of the wider CTR Group taken as a whole;

         (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider CTR Group is or, to its knowledge, may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the wider CTR Group having been instituted, threatened in writing or announced by or against or remaining outstanding in respect of any member of the wider CTR Group which in any such case could reasonably be expected to affect materially and adversely the wider CTR Group taken as a whole; and

        (iii) no contingent or other liability having arisen or become apparent to GE Capital which might reasonably be expected to affect materially and adversely the wider CTR Group taken as a whole;

(k) GE Capital not having discovered:

         (i) that the financial, business or other information taken as a whole, concerning the wider CTR Group as contained in the information publicly disclosed since 15 May 1996 by or on behalf of any member of the wider CTR Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not materially misleading;

         (ii) that any member of the wider CTR Group which is not a subsidiary undertaking of CTR is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of CTR for the year ended 30 April 1997 or in CTR's Form 20-F for the year then ended and which is material to the wider CTR Group taken as a whole;

        (iii) any member of the wider CTR Group has not complied with any HSE Law which non-compliance would or would be likely to give rise to any material liability or cost on the part of any member of the wider CTR Group for which there is not an unused provision, which is expressed to be in respect of environmental matters, in the accounts of CTR for the year ended 30 April 1997;

         (iv) there is any HSE Matter on or about, or there is any HSE Matter at or from, any land or other asset owned, occupied or made use of at any time by any member of the wider CTR Group as to which any member of the wider CTR Group is or could reasonably be expected to be held responsible under HSE Laws, or any person in which any such member may have or have had an interest or any former, in either case, member or predecessor in business of the wider CTR Group as to which any member of the wider CTR Group is or could reasonably be expected to be held responsible under HSE Laws, which would be likely to give rise to any material liability or cost on the part of any member of the wider CTR Group that would result in a material liability for which there is not an unused provision, which is expressed to be in respect of environmental matters, in the accounts of CTR for the year ended 30 April 1997;

         (v) there is or is reasonably likely to be any requirement under HSE Laws (whether as a result of the making of the Offer or otherwise) to remediate any land or other asset owned, occupied or made use of at any time by any member of the wider CTR Group or any former member or predecessor in business of any member of the wider CTR Group as to which any member of the wider CTR Group is or could be held responsible under HSE Laws that would result in a material liability for which there is not an unused provision, which is expressed to be in respect of environmental matters, in the accounts of CTR for the year ended 30 April 1997; or

         (vi) any member of the wider CTR Group is reasonably likely to be subject to any material liability or requirement to improve or install plant or equipment in order to achieve or maintain compliance with any HSE Law for which there is not an unused provision, which is expressed to be in respect of environmental matters, in the accounts of CTR for the year ended 30 April 1997;

              and, for the purposes of sub-paragraphs (iii), (iv), (v) and
              (vi) of this paragraph (k), a liability, cost or requirement shall, but without prejudice to the meaning of material in any other Condition, be deemed to be material if it amounts to L7 million or more (calculated at net present value) or if such liability, cost or requirement together with the aggregate amount of any other such liability, cost or requirement amounts or is reasonably likely to amount to L7 million or more (calculated at net present value), or results or is reasonably likely to result in expenditure of L7 million or more (calculated at net present value).

              The determination, based upon Phase I and Phase II audits, the basis for which has been agreed between representatives of GE Capital and CTR,(made after consultation with consultants or advisors appointed by the CTR Group) by environmental consultants appointed by GE Capital as to whether any liability, cost or requirement of a type referred to in sub-paragraphs (iii), (iv),(v) and (vi) of this paragraph (k) exists or is reasonably likely to arise under HSE Laws and as to the amount or reasonably likely amount of any expenditure resulting from any such liability, cost or requirement shall be treated as binding and conclusive for the purposes of determining whether any of the Conditions referred to in sub-paragraphs (iii), (iv), (v) and (vi) of this paragraph (k) have been fulfilled, it being understood that, for any particular environmental Condition in sub-paragraphs (iii) -
              (vi) of this paragraph (k) for which GE Capital's environmental consultants cannot determine a precise amount of remediation expenditures or capital costs required or reasonably likely to be required under HSE Laws, that the lesser of (i) the mid-point of the range of such costs and expenses or (ii) the amount determined by such environmental consultants to be required in a "most likely" case scenario, shall be used for determining such amount.

For the purposes of these Conditions:

    (i) the "wider CTR Group" means CTR and its subsidiary undertakings, associated undertakings and any other undertaking in which CTR and/or such undertakings (aggregating their interests) have a significant interest;

    (ii) the "wider GE Capital Group" means GE Capital and its subsidiary undertakings, associated undertakings and any other undertaking in which GE Capital and/or such undertakings (aggregating their interests) have a significant interest;

   (iii) "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose and "significant interest" means an interest (direct or indirect) in ten per cent. or more of the equity share capital (as defined in that Act) of an undertaking;

    (iv) "HSE Laws" means applicable legislation, regulations or other laws of any applicable jurisdiction relating to HSE Matters (as defined below); and

    (v) "HSE Matters" means pollution, contamination and the storage, carriage, disposal, discharge, spillage, leak, disposal, emission or presence of any waste or substance which is regulated or is capable of giving rise to liability under applicable legislation, regulations or other laws of any applicable jurisdiction because it is hazardous or capable of harming human health or the environment.

With the exception of conditions (b), (c) and (d) of this Appendix I, none of the Conditions in this Appendix I shall apply to matters of an anti-trust or competition law nature related to the proposed acquisition of CTR by GE Capital.

With the exception of Conditions (k)(iii) to (vi) of this Appendix I, none of the Conditions in this Appendix I shall apply to HSE Laws or HSE Matters.

GE Capital reserves the right to waive, in whole or in part, all or any of the above Conditions, except Condition (a).

GE Capital reserves the right, subject to the consent of the Panel, to extend the time required under the City Code for satisfaction of Condition (a) until such time as Conditions (b) to (k) have been satisfied or waived. GE Capital shall be under no obligation to waive or treat as satisfied any of the Conditions by a date earlier than the latest date for the satisfaction thereof, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

If GE Capital is required to make an offer for CTR Securities under the provisions of Rule 9 of the City Code, GE Capital may make such alterations to any of the above Conditions, including Condition (a), as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the proposed acquisition of CTR by GE Capital is referred to the Monopolies and Mergers Commission before the Initial Closing Date.

                                     APPENDIX II

                                  SOURCES AND BASES


1. The value of the current issued share capital of CTR is based upon 738.1 million CTR Shares (including those represented by CTR ADSs) in issue on 28 July 1997.

2. The Offer premium to the Closing Price of a CTR ADS is calculated using an exchange rate of L1 = $1.6650 as stated in the Wall Street Journal dated 28 July 1997.

                                     APPENDIX III

                                     DEFINITIONS


"Board" or "Directors"  the directors of GE Capital

"Business Day"          has the meaning set forth in Rule 14d-1 of the US
                        Securities Exchange Act of 1934

"City Code"             The City Code on Takeovers and Mergers of the UK

"Closing Price"         the closing middle market quotation of a CTR Share as
                        derived from the London Stock Exchange Daily Official
                        List or (as the case may be) the closing price of a CTR
                        ADS as derived from the NYSE Composite Transactions reporting system

"Companies Act"         the Companies Act 1985 (as amended) of England and
                        Wales

"Conditions"            the conditions of the Offer described in Appendix I and
                        "Condition" means any one of them

"CTR"                   Central Transport Rental Group plc

"CTR ADRs"              American Depositary Receipts evidencing CTR ADSs

"CTR ADSs"              American Depositary Shares issued in respect of CTR
                        Shares, each representing three CTR Shares

"CTR Group"             CTR and its subsidiary and associated undertakings and,
                        where necessary, each of them

"CTR Securities"        CTR Shares and CTR ADSs

"CTR Share Schemes"     The CTR Share Option Scheme, The CTR Executive Share
                        Option Scheme 1996 and The CTR Savings Related Share
                        Option Scheme

"CTR Shares"            shares of 1p each in nominal value in the share capital
                        of CTR in issue or allotted or issued prior to the date on which the Offer closes (or such earlier date, not being earlier than the Initial Closing Date, as GE
                        Capital may determine)


"Deutsche Morgan        Morgan Grenfell & Co. Limited
Grenfell"

"GE Capital"            General Electric Capital Corporation

"GE Capital Group"      GE Capital and its subsidiary undertakings

"General Electric       General Electric Company, USA
Company"

"Initial Closing Date"  3 p.m. (London time), 10 a.m. (New York City time) on the Business Day following the 20th Business Day from the date of the Offer Document, unless GE Capital, in its discretion, shall have extended the Initial Offer Period, in which case the term "Initial Closing Date" shall mean the latest time and date at which the Initial Offer Period, as so extended by GE Capital, will expire

"Initial Offer Period"  the period from the date of the Offer Document to and including the Initial Closing Date

"Lazard Brothers"       Lazard Brothers & Co., Limited

"London Stock Exchange" London Stock Exchange Limited

"NYSE"                  the New York Stock Exchange

"Offer" the offer to be made by Lazard Brothers on behalf of GE Capital to acquire the CTR Shares (including those represented by CTR ADSs) and CTR ADSs as described in this document and any subsequent revision, variation, extension or renewal of such offer

"Offer Document"        the document containing the Offer to be sent to holders
                        of CTR Securities

"Panel"                 The Panel on Takeovers and Mergers of the UK

"SEC"                   the US Securities and Exchange Commission

"Subsequent Offer       the period following the Initial Closing Date during
Period"                 which the Offer remains open for acceptance

"TIP Europe"            T.I.P. Europe Limited

"UK or United Kingdom"  the United Kingdom of Great Britain and Northern
                        Ireland

"United States or US"   the United States of America, its territories and
                        possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction

"L"                     pound sterling, the lawful currency of the United
                        Kingdom

"$" United States dollar, the lawful currency of the United States